SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

GENESEE & WYOMING INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

TABLE OF CONTENTS



GENESEE & WYOMING INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 29, 2003

The Annual Meeting of Stockholders of Genesee & Wyoming Inc. will be held at the Hyatt Regency Greenwich, 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, on Thursday, May 29, 2003 at 10:00 a.m., local time, for the following purposes more fully described in the accompanying proxy statement:

1. to elect three directors;

2. to consider and act upon a proposal to approve and ratify an amendment and restatement of our Employee Stock Purchase Plan;

3. to consider and act upon a proposal to approve and ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2003; and

4. to transact such other business as may properly come before the Annual Meeting or any adjournments of that meeting.

The Board of Directors has fixed the close of business on April 11, 2003 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments of that meeting.

Stockholders who do not expect to be present at the Annual Meeting should complete, sign and date the enclosed proxy card and return it promptly in the enclosed return envelope. No postage is required for the mailing of proxy cards within the United States.

BY ORDER OF THE BOARD OF DIRECTORS

Mark W. Hastings
Secretary

Dated: April 21, 2003

Genesee & Wyoming Inc.
66 Field Point Road
Greenwich, Connecticut 06830

Proxy Statement

GENERAL INFORMATION

We are furnishing this proxy statement to our stockholders in connection with the solicitation of proxies by the Board of Directors for use at our Annual Meeting of Stockholders for our fiscal year ended December 31, 2002 ("Fiscal Year 2002"), which will be held on Thursday, May 29, 2003, and any adjournments of that meeting, for the following purposes:

• to elect three directors

• to consider and act upon a proposal to approve and ratify an amendment and restatement of our Employee Stock Purchase Plan

• to consider and act upon a proposal to approve and ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2003 ("Fiscal Year 2003")

• to transact such other business as may properly come before the Annual Meeting or any adjournments of that meeting

This proxy statement and accompanying form of proxy are being first mailed to our stockholders on or about April 21, 2003.

Record Date and Shares Outstanding

The record date for our Annual Meeting is April 11, 2003. Our records indicate that as of April 11, 2003 there were issued and outstanding (i) 13,211,246 shares of our Class A Common Stock, (ii) 1,805,290 shares of our Class B Common Stock, and (iii) 25,000 shares of our Preferred Stock. If you were a holder of our Class A Common Stock on April 11, 2003, then you are entitled to one vote at our Annual Meeting for each share of our Class A Common Stock that you held on that date. If you were a holder of shares of our Class B Common Stock on April 11, 2003, then you are entitled to ten votes at our Annual Meeting for each share of our Class B Common Stock that you held on that date. The holder of our Preferred Stock on April 11, 2003 is entitled to an aggregate of 2,445,652 votes.

Proxy Cards and Voting

The proxy, when properly executed and received by us prior to the Annual Meeting, will be voted by the individuals identified as proxies in accordance with the instructions marked on the proxy unless it is properly revoked before the Annual Meeting. Unless authority to vote for one or more of the director nominees is specifically withheld according to the instructions, a signed proxy will be voted FOR the election of the three director nominees and, unless otherwise indicated, FOR each of the other two proposals described in this proxy statement and the accompanying notice of meeting.

All actions submitted to a vote at our Annual Meeting will be voted on by the holders of our Class A Common Stock, Class B Common Stock and Preferred Stock, all voting together as a single class. A majority of the votes represented by the shares of issued and outstanding stock will constitute a quorum for the transaction of all business at our Annual Meeting. Under our By-laws, directors are elected by a plurality of the votes cast at the Annual Meeting. Stockholders are not entitled to cumulate votes for the election of directors. The vote required for approval of any other matter before the Annual Meeting is a majority of the votes cast, in person or by proxy, and entitled to vote on the matter. Under Delaware law, the total votes received, including abstentions and votes on routine matters by brokers holding shares in "street name" or in some other fiduciary capacity, are counted in determining the presence of a quorum at the Annual Meeting. With respect to the election of directors, votes may be cast for or withheld from voting for any or all director nominees. Votes that are withheld will have no effect on the election of directors. Abstentions may be specified on all proposals other than the election of directors and will count as present for purposes of the matter with respect to which the abstention is noted. Accordingly, under our By-laws and under Delaware law, assuming the presence of a quorum at the Annual Meeting, non-votes by brokers will have no effect on any proposal to be acted upon at the Annual Meeting. However, abstentions would have the effect of "no" votes with respect to approving and ratifying the amendment and restatement of our Employee Stock Purchase Plan and approving and ratifying the selection of PricewaterhouseCoopers LLP as our independent auditors for Fiscal Year 2003.

Revocability of Proxies

Your presence at our Annual Meeting will not automatically revoke your proxy. However, you can revoke your proxy at any time prior to its exercise at the Annual Meeting by:

- delivering to our corporate secretary a written notice of revocation prior to our Annual Meeting;

- delivering to our corporate secretary a duly executed proxy bearing a later date; or

- attending our Annual Meeting, filing a written notice of revocation with our corporate secretary, and voting in person.

Notices of revocation and revised proxies should be sent to our corporate secretary at the following address: Genesee & Wyoming Inc., Attention: Corporate Secretary, 66 Field Point Road, Greenwich, Connecticut 06830. In addition, notices of revocation and revised proxies can be delivered in person to our corporate secretary or his agents at our Annual Meeting.

Solicitation of Proxies

This proxy solicitation is made by the Board of Directors on our behalf, and we will bear the cost of soliciting these proxies.

In addition to solicitation by use of the mails, our directors, officers or regular employees, without extra compensation, may solicit proxies personally or by telephone or other means of communication. We will provide proxy materials to persons holding shares for others in their names or in the names of nominees to deliver to the beneficial owners of those shares and will, if requested, reimburse the record owners for their reasonable expenses in doing so.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of April 11, 2003 certain information concerning beneficial ownership of our stock held by (i) each stockholder known by us to own beneficially more than 5% of any class of stock, (ii) each of our directors and director nominees, (iii) each "Named Executive" (see "EXECUTIVE COMPENSATION" below), and (iv) all of our directors, director nominees and executive officers as a group.

We have calculated beneficial ownership based upon the requirements promulgated by the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated below in the footnotes to the table, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by that stockholder, and the designated address of each individual listed in the table is as follows: Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, CT 06830. We have calculated percentage of class ownership on 13,211,246 issued and outstanding shares of our Class A Common Stock, 1,805,290 issued and outstanding shares of our Class B Common Stock, and 25,000 issued and outstanding shares of our Preferred Stock. We have omitted percentages of less than 0.1% from the table.

Name and Address of Beneficial Owner	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Preferred Stock Beneficially Owned		Percent of Vote (1)
	No. of Shares	Percent of Class	No. of Shares	Percent of Class	No. of Shares	Percent of Class	
Mortimer B. Fuller, III(2)(3)	135,192	1.0%	1,384,173	76.7%	-	-	41.4%
Robert W. Anestis(4)	2,000	-	-	-	-	-	-
C. Sean Day(5)	14,205	0.1	-	-	-	-	-
James M. Fuller(6)	30,705	0.2	24,975	1.4	-	-	0.8
Louis S. Fuller(7)	172,823	1.3	299,574	16.6	-	-	9.4
T. Michael Long(3)(8)	7,478	-	-	-	25,000	100%	-(3)
Robert M. Melzer(9)	31,947	0.2	-	-	-	-	-
John M. Randolph(10)	92,750	0.7	-	-	-	-	0.3
Philip J. Ringo(11)	39,357	0.3	-	-	-	-	0.1
Peter O. Scannell	0	-	-	-	-	-	-
M. Douglas Young(12)	25,313	0.2	-	-	-	-	-
Charles N. Marshall(13)	255,473	1.9	-	-	-	-	0.8
Charles W. Chabot(14)	27,986	0.2	-	-	-	-	-
Mark W. Hastings(15)	70,197	0.5	33,300	1.8	-	-	1.2
John C. Hellmann(16)	70,093	0.5	832	-	-	-	0.2
The 1818 Fund III, LP(3)(8) 59 Wall Street New York, New York 10005	2,453,130	18.6	-	-	25,000	100%	7.3
Palisade Capital Management, L.L.C.(17) One Bridge Plaza, Suite 695 Fort Lee, New Jersey 07024	1,473,000	11.1	-	-	-	-	4.4
All Directors, Director Nominees and Executive Officers as a Group (18 persons)(18)	1,028,353	7.6	1,742,854	96.5	25,000	100%	54.1

(1) Reflects the voting power of the share holdings shown on the table as a result of the fact that the Class A Common Stock is entitled to one vote per share, the Class B Common Stock is entitled to ten votes per share and the 25,000 outstanding shares of Preferred Stock are entitled to an aggregate of 2,445,652 votes.

(2)   The amounts shown include: (i) 28,125 shares of Class A Common Stock owned by Mr. Fuller individually; (ii) 987,103 shares of Class B Common Stock owned by Mr. Fuller individually; (iii) 4,262 shares of Class A Common Stock held by Mr. Fuller's wife, as to which shares Mr. Fuller disclaims beneficial ownership; (iv) 15,000 shares of Class A Common Stock held by Overlook Estate Foundation, Inc., of which Mr. Fuller is President; (v) presently exercisable options to purchase 87,805 shares of Class A Common Stock; and (vi) presently exercisable third-party options to purchase 397,070 shares of Class B Common Stock, which shares are subject to a Voting Agreement under which Mr. Fuller has been granted an irrevocable proxy through March 20, 2008.

(3)   By reason of a voting agreement, under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, a group comprised of Mortimer B. Fuller, III, The 1818 Fund III, L.P. (the "1818 Fund") and T. Michael Long may be deemed to beneficially own substantially all of the shares of our Stock beneficially owned by the members of the group. See "ELECTION OF DIRECTORS-VOTING AGREEMENT" below. Mr. Long beneficially owns 7,478 shares of Class A Common Stock, consisting of units under the Company's Deferred Stock Plan for Non-Employee Directors (the "Deferred Stock Plan") representing 3,728 shares of Class A Common Stock and presently exercisable options to purchase 3,750 shares of Class A Common Stock, and the 1818 Fund beneficially owns 25,000 shares of Series A Preferred Stock, convertible into 2,445,652 shares of Class A Common Stock. Mr. Fuller, on the one hand, and the 1818 Fund and Mr. Long, on the other hand, disclaim beneficial ownership of the shares owned by the other, and they are not reflected in the respective amounts shown on the table. The amount of Class A Common Stock shown on the table for Mr. Long does not include those shares beneficially owned by the 1818 Fund.

(4)   These shares of Class A Common Stock are held by an HR-10 plan for the benefit of Mr. Anestis.

(5)   The amount shown includes: (i) 9,078 shares of Class A Common Stock owned by Mr. Day individually; (ii) units under the Company's Deferred Stock Plan representing 1,377 shares of Class A Common Stock; and (iii) presently exercisable options to purchase 3,750 shares of Class A Common Stock.

(6)   The amounts shown include: (i) 20,475 shares of Class A Common Stock and 24,975 shares of Class B Common Stock owned by Mr. Fuller individually; (ii) 6,855 shares of Class A Common Stock held by a revocable trust for the benefit of Mr. Fuller; (iii) 1,125 shares of Class A Common Stock owned by Mr. Fuller's wife, as to which shares he disclaims beneficial ownership; and (iv) presently exercisable options to purchase 2,250 shares of Class A Common Stock.

(7)   The amounts shown include: (i) 18,130 shares of Class A Common Stock and 299,574 shares of Class B Common Stock owned by Mr. Fuller individually; (ii) 943 shares of Class A Common Stock owned jointly by Mr. Fuller and his wife; (iii) 135,000 shares of Class A Common Stock owned by Mr. Fuller's wife, as to which shares he disclaims beneficial ownership; and (iv) presently exercisable options to purchase 18,750 shares of Class A Common Stock.

(8)   The 25,000 shares of Series A Preferred Stock owned by the 1818 Fund are convertible, subject to certain exceptions, at any time into 2,445,652 shares of Class A Common Stock. Mr. Long is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of the 1818 Fund and, as such, his pecuniary interest in the Preferred Stock is limited to his percentage interest in BBH's interest in such shares. Voting and investment power with respect to the Preferred Stock is shared equally by Mr. Long and Lawrence C. Tucker, in their respective capacities as partners of BBH. The Class A Common Stock shown on the table for the 1818 Fund consists of units under the Deferred Stock Plan held by Mr. Long representing 3,728 shares of Class A Common Stock, presently exercisable options held by Mr. Long to purchase 3,750 shares of Class A Common Stock and the 2,445,652 of shares of Class A Common Stock into which the 25,000 shares of Series A Preferred Stock are convertible.

(9)   The amount shown includes: (i) 6,750 shares of Class A Common Stock owned by Mr. Melzer individually; (ii) 5,000 shares of Class A Common Stock held by a self-directed IRA; (iii) presently exercisable options to purchase 11,250 shares of Class A Common Stock; and (iv) units under the Deferred Stock Plan representing 8,947 shares of Class A Common Stock.

(10)   The amounts shown include: (i) 35,250 shares of Class A Common Stock held by a trust for the benefit of Mr. Randolph, of which he is co-trustee; (ii) 35,000 shares of Class A Common Stock held by a charitable trust, of which he is co-trustee; (iii) 2,250 shares of Class A Common Stock held by a trust for the benefit of Mr. Randolph's wife, of which he is co-trustee and as to which shares he disclaims beneficial ownership; and (iv) presently exercisable options to purchase 20,250 shares of Class A Common Stock.

(11)   The amount shown includes: (i) 8,325 shares of Class A Common Stock owned by Mr. Ringo's wife, as to which shares he disclaims beneficial ownership; (ii) presently exercisable options to purchase 20,250 shares of Class A Common Stock; and (iii) units under the Deferred Stock Plan representing 10,782 shares of Class A Common Stock.

(12)   The amount shown includes: (i) presently exercisable options to purchase 9,000 shares of Class A Common Stock; and (ii) units under the Deferred Stock Plan representing 16,313 shares of Class A Common Stock.

(13)   The amount shown includes: (i) 216,721 shares of Class A Common Stock owned by Mr. Marshall individually; and (ii) presently exercisable options to purchase 38,752 shares of Class A Common Stock.

(14)   The amount shown includes: (i) 17,359 shares of Class A Common Stock owned by Mr. Chabot individually; and (ii) presently exercisable options to purchase 10,627 shares of Class A Common Stock.

(15)   The amounts shown include: (i) 26,826 shares of Class A Common Stock and 33,300 shares of Class B Common Stock owned jointly by Mr. Hastings and his wife; (ii) 900 shares of Class A Common Stock beneficially owned by Mr. Hastings' minor children, as to which shares he disclaims beneficial ownership; and (iii) presently exercisable options to purchase 42,471 shares of Class A Common Stock.

(16)   The amount shown includes: (i) 3,375 shares of Class A Common Stock and 832 shares of Class B Common Stock owned by Mr. Hellmann individually; and (ii) presently exercisable options to purchase 66,718 shares of Class A Common Stock.

(17)   The amount and percentage shown and the information contained in this footnote is derived from Amendment No. 1 to Schedule 13G dated February 3, 2002. Palisade Capital Management, L.L.C., ("Palisade") an investment adviser, has sole power to vote 1,411,000 of such shares and sole power to dispose of all of such shares. The shares beneficially owned by Palisade are held on behalf of Palisade's clients in accounts over which Palisade has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

(18)   See footnotes 2 through 16 to this table. The amounts shown include: (i) presently exercisable options to purchase an aggregate of 364,340 shares of Class A Common Stock; (ii) presently exercisable third-party options to purchase an aggregate of 397,070 shares of Class B Common Stock; and (iii) units under the Deferred Stock Plan representing an aggregate of 41,147 shares of Class A Common Stock.

5

ELECTION OF DIRECTORS

We currently have nine directors. Our By-laws provide for a classified Board of Directors, consisting of three classes of directors, with each class serving staggered three-year terms. As a result, only a portion of our Board of Directors is elected each year.

Three of our nine directors are to be elected by our stockholders at the Annual Meeting, each to hold office for a three-year term expiring in 2006 or until his successor is duly elected and qualifies. The Board of Directors recommends the election of Robert W. Anestis, Peter O. Scannell and Hon. M. Douglas Young, P.C., each of whom has been nominated by the Corporate Governance Committee of the Board of Directors. Messrs. Anestis and Scannell are being nominated for the first time, and Mr. Young is currently a director. Unless authority to vote for one or more of the nominees is specifically withheld according to the instructions, proxies in the enclosed form will be voted FOR the election of Messrs. Anestis, Scannell and Young.

The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director, but if that contingency should occur prior to the voting of the proxies, the persons named in the enclosed proxy reserve the right to vote for such substitute nominee or nominees as they, in their discretion, may determine.

James M. Fuller, who has been one of our directors since 1974, and John M. Randolph, who has been one of our directors since 1986, are not standing for re-election at the Annual Meeting. However, in recognition of their many years of dedicated service to us, the Board of Directors has bestowed the honorary title of Director Emeritus on Mr. Fuller and Mr. Randolph.

Proposed for Election as Directors
for a Three-Year Term Expiring in 2006

Name and Background	Director Since
Robert W. Anestis, age 57, has been active in the railroad industry for more than 20 years as an attorney, executive, financial advisor and principal. Since January 1, 1999, Mr. Anestis has been Chairman, President and Chief Executive Officer of Florida East Coast Industries, Inc., a holding company based in St. Augustine, Florida with interests in railroad and real estate businesses. From 1986 through 1998, Mr. Anestis was President of Anestis & Company, a Westport, Connecticut-based investment banking and financial advisory firm. This firm had extensive involvement in the railroad industry and provided advice to nearly all Class I rail carriers in the United States and to the two principal Canadian rail carriers. Mr. Anestis also serves on the Board of Directors of Champion Enterprises, Inc. and is a Trustee of the Jacksonville Museum of Modern Art.	-
Peter O. Scannell, age 44, is the founder and Managing General Partner of Rockwood Holdings LP, a private investment firm focused on the acquisition and development of operating businesses. Mr. Scannell currently is Chairman and Chief Executive Officer of Rockwood Service Corporation, a materials testing and inspection firm, and is also Chairman and Chief Executive Officer of Kane Holding Company, a manufacturer of architectural products.	-
Hon. M. Douglas Young, P.C., age 62, has been Chairman of Summa Strategies Canada Inc., a firm that provides strategic counsel and business advice in matters relating to international trade and investment, public policy and relationships with government, since 1997. Between 1993 and 1997, he served as Canada's Minister of Transport, Minister of Human Resources Development and Minister of National Defense. Mr. Young is counsel to the law firm of Patterson Palmer Hunt Murphy, and also serves on the Boards of Directors of Magellan Aerospace Corporation, CPCS Transcom Ltd., Connors Bros. Income Fund, Australian Railroad Group Pty Ltd., a joint venture between us and Wesfarmers Limited, Tesma International Inc. and as Chairman of Heating Oil Partners Income Fund.	1999

Directors Whose Terms Do Not Expire at the Meeting

The following table sets forth certain information with respect to each of our directors whose term in office does not expire at the Annual Meeting.

Name and Background	Director Since	Term Expires
C. Sean Day, age 53, has been Chairman of Teekay Shipping Corporation, a provider of international crude oil and petroleum transportation services, since 1999 and a director of Teekay Shipping Corporation since 1998. Mr. Day was President and CEO of Navios Corporation, a shipping company, from 1989 to 1999. He has also been Chairman of Seagin International, LLC, a consulting company, since 1999. Mr. Day also serves on the Board of Directors of Kirby Corporation.	2000	2004
Louis S. Fuller, age 61, retired in 1999 from Courtright and Associates, an executive search firm, of which he had been a member since 1992. Mr. Fuller also serves on the Board of Directors of Cherry Ridge Corp. He is a first cousin of Mortimer B. Fuller, III and James M. Fuller.	1974	2004
Mortimer B. Fuller, III, age 60, has served as our Chairman of the Board and Chief Executive Officer since 1977. He also served as President from 1977 until October 1997. Mr. Fuller is a graduate of Princeton University, Boston University School of Law and Harvard Business School. He also serves as Chairman of the Board of Australian Railroad Group Pty Ltd., a joint venture between us and Wesfarmers Limited. Mr. Fuller is a first cousin of James M. Fuller and Louis S. Fuller.	1973	2005
T. Michael Long, age 59, has been with Brown Brothers Harriman & Co. since 1971 and has been a Partner at the firm since 1984. Mr. Long currently shares management and investment responsibility for The 1818 Fund II, L.P. and The 1818 Fund III, L.P., two private equity partnerships managed by Brown Brothers Harriman & Co. Prior to assuming his current responsibilities, Mr. Long was Department Head of the Corporate Finance Department and advised Brown Brothers Harriman & Co. clients on financing strategies, mergers and acquisitions, project financing and similar matters. Mr. Long also serves as a director of HCA Inc., VAALCO Energy, Inc., CMS, Inc., MedSource Technologies, Inc., and Picis, Inc. He is also a Trustee of Ithaca College and The Upper Canada College Educational Foundation, Inc.	2001	2005
Robert M. Melzer, age 62, was President and Chief Executive Officer of Property Capital Trust, a real estate investment trust, from 1992 to 1999, when he retired. From 1990 to 1996, he was also the Chief Financial Officer of Property Capital Trust. Mr. Melzer serves as a director of Beacon Capital Partners, Inc., The Cronos Group and Lawson Products, Inc.	1997	2005
Philip J. Ringo, age 61, has been Chairman and CEO of RubberNetwork.com, LLC, a global tire and rubber industry purchasing consortium, since June 2001. From January 2001 to May 2001, Mr. Ringo was a consultant to ChemConnect, Inc., an electronic commerce company. From March 1999 to January 2001, Mr. Ringo was President and Chief Operating Officer of ChemConnect, Inc. He was President and CEO of Chemical Leaman Tank Lines Inc., a trucking firm, from 1995 to 1998. From 1992 to 1995, he served as President and Chief Operating Officer of The Morgan Group, Inc. and Chairman and Chief Executive Officer of Morgan Drive Away, Inc., a common and contract carrier for the manufactured housing and recreational vehicle industries. From 1988 to 1992, Mr. Ringo was Chief Executive Officer and President of Energy Innovations, Inc., a monitoring and communications equipment firm. Prior to that, he served as President of ATE Management and Service Co., Inc., now known as Ryder/ ATE, Inc. (municipal transportation services). Mr. Ringo also serves on the Boards of Directors of Internet Capital Group, Trimac Transportation and Australian Railroad Group Pty Ltd., a joint venture between us and Wesfarmers Limited.	1978	2004

Voting Agreement

In connection with our sale of Preferred Stock to the 1818 Fund on December 12, 2000, we entered into an agreement with Mortimer B. Fuller, III and the 1818 Fund pursuant to which Mr. Fuller has agreed, so long as the 1818 Fund continues to own at least 20% of the shares of our Class A Common Stock issued or issuable upon conversion of the Preferred Stock, to vote substantially all stock owned or, to the extent permitted by law, controlled by him to cause the election to our Board of Directors of the 1818 Fund's designee. See "RELATED TRANSACTIONS" below for further information with respect to this agreement. Pursuant to this agreement, the 1818 Fund designated T. Michael Long as its designee for election to our Board of Directors.

Other Matters

Mr. Scannell is Chairman and Chief Executive Officer of Rockwood Service Corporation. One of Rockwood Service Corporation's subsidiaries, Sperry Rail, Inc. provides rail flaw inspection services to our company and a number of our subsidiaries. In Fiscal Year 2002, the billings for those services were approximately $120,000.


CORPORATE GOVERNANCE


Board Meetings and Committees of the Board

The Board of Directors held eight meetings during Fiscal Year 2002. The Board of Directors has an Executive Committee, an Audit Committee, a Compensation Committee and a Corporate Governance Committee. The function, composition and number of meetings of each of these committees are described below.

Executive Committee

The Executive Committee has the responsibility and authority to act on our behalf in lieu of the full Board of Directors. Such authority is limited to actions specifically authorized by the Board of Directors in instances where full Board of Directors action is required but the Board of Directors does not believe it is practical or necessary for the full Board of Directors to convene. The current members of the Executive Committee are Mortimer B. Fuller, III, (Chairman) Louis S. Fuller, and Hon. M. Douglas Young, P.C. The Executive Committee held four meetings during Fiscal Year 2002.

Audit Committee

The Audit Committee makes recommendations to the Board regarding the selection of our independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits, and reviews, with our independent auditors, our financial statements and internal accounting procedures, the independent auditors' auditing procedures and fees, and the possible effects of professional services upon the independence of our independent auditors. The Audit Committee Charter adopted by our Board of Directors sets forth the duties and responsibilities of the Audit Committee. The current members of the Audit Committee are Robert M. Melzer (Chairman), T. Michael Long, John M. Randolph and Philip J. Ringo. Each of the members of the Audit Committee is "independent" in accordance with the listing standards of the New York Stock Exchange. The Audit Committee held 12 meetings during Fiscal Year 2002.

Compensation Committee

The Compensation Committee makes recommendations to our Board of Directors with respect to compensation paid to our management and administers our Stock Option Plan. The current members of the Compensation Committee are C. Sean Day (Chairman), John M. Randolph and James M. Fuller. The

Compensation Committee's report relating to Fiscal Year 2002 appears on pages 14 to 16 of this proxy statement. The Compensation Committee held seven meetings during Fiscal Year 2002.

Corporate Governance Committee

The Corporate Governance Committee reviews the composition, performance and membership of our Board of Directors and makes recommendations on new appointments, in consultation with our Chairman and Chief Executive Officer. The Corporate Governance Committee recommends to our Board of Directors (i) the acceptance of the resignation of a director; (ii) the appropriateness of a director who resigns having an on-going affiliation with our company; (iii) the appropriateness of the Board's compensation; and (iv) the appropriateness, when each director's three-year term expires, of continuation on the Board. The Corporate Governance Committee will also provide our Board of Directors with an annual assessment of the Board's performance (including the Board's committees) as a whole for the purpose of full Board of Directors discussion. The Corporate Governance Committee considers and establishes procedures regarding recommendations for nomination to the Board of Directors submitted by stockholders. Such recommendations should be sent to us, to the attention of the Chairman of the Board. The current members of the Corporate Governance Committee are Hon. M. Douglas Young P.C. (Chairman), C. Sean Day and Philip J. Ringo. The Corporate Governance Committee was established in the fourth quarter of Fiscal Year 2002 and held one meeting during that year.

Meeting Attendance

Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board of Directors and (b) the total number of meetings of all committees of the Board of Directors on which he served (during the periods that he served).

Directors' Compensation

During Fiscal Year 2002, we paid to, accrued for or deferred for our non-employee directors cash directors' fees (including those for serving on the Board of Directors of our joint venture, Australian Railroad Group Pty Ltd. ("ARG")) in the aggregate amount of $350,719, which amount includes $32,313 for services rendered during Fiscal Year 2001. These fees consisted of $15,000 per year (payable quarterly), $1,500 per Board meeting attended, $500 per Board Committee meeting attended (not held in conjunction with a Board Meeting), and $250 per Board or Committee meeting attended by telephone. All of our directors other than Mortimer B. Fuller, III qualify for such payments or deferral. We also reimburse our directors for travel expenses in connection with their attendance at Board meetings.

Under our Deferred Stock Plan, each non-employee director may elect to be paid all or a portion of his cash directors' compensation instead in units representing shares of our Class A Common Stock. Each participating director's Deferred Stock Plan account is credited with 125% of the cash compensation he elects to defer under the Deferred Stock Plan. Dividends (if any) payable on the Class A Common Stock are likewise credited as additional units in the Deferred Stock Plan accounts, and the number of units in the Deferred Stock Plan accounts are subject to customary anti-dilution adjustments. A non-employee director is not entitled to vote, and does not have any other indicia of ownership of, the Class A Common Stock represented by the units in his Deferred Stock Plan account until those units are paid out to him in shares. These shares will be paid out to the participating director or his designated beneficiaries (i) on the deferred payment date previously elected by him or (ii) if earlier, upon his death, long-term disability or cessation of service as a director. An aggregate of 112,500 shares of Class A Common Stock have been authorized for issuance under the Deferred Stock Plan.

Messrs. Ringo and Young also serve at our request on the Board of Directors of ARG, a joint venture between us and Wesfarmers Limited. We pay each of them fees of $20,000 per year, plus $5,000 for each ARG Board meeting attended in person and $1,000 for each ARG Board meeting attended by telephone. We also reimburse them for travel expenses in connection with attendance at ARG Board meetings. During Fiscal Year 2002, for these services, we paid to or deferred for Messrs. Ringo and Young cash directors' fees in the aggregate amount of $114,250, which amount includes $27,625 for services rendered during Fiscal Year 2001. The ARG fees are included in the aggregate amount of directors' fees ($350,719) reported above.

Directors' Options

The Genesee & Wyoming Inc. Stock Option Plan for Outside Directors (the "Directors' Plan") provides for formula grants to each of our non-employee directors (that is, each director other than Mortimer B. Fuller, III) of nonstatutory 10-year options to purchase shares of our Class A Common Stock. Options to purchase up to an aggregate of 202,500 shares of Class A Common Stock have been authorized for grant under the Directors' Plan. Each option granted under the Directors' Plan becomes exercisable in three equal annual installments commencing on the first anniversary of its grant date, is not transferable except by will or intestacy, and lapses within stated periods following the death of the director or cessation of his service as a director. These options are subject to customary anti-dilution provisions and acceleration of vesting upon a change in control.

During Fiscal Year 2002, T. Michael Long and C. Sean Day were each granted options under the Directors' Plan to purchase 2,250 shares of Class A Common Stock. Mr. Long's option is exercisable at $19.9667 per share (that being the market value of the Class A Common Stock on the grant date) and expires on January 10, 2012. Mr. Day's option is exercisable at $16.70 per share (that being the market value of the Class A Common Stock on the option grant date) and expires on July 27, 2012.

During Fiscal Year 2002, James M. Fuller exercised an option to purchase 18,000 shares of Class A Common Stock at an exercise price of $7.5555 per share, and Louis M. Fuller exercised an option to purchase 1,500 shares of Class Common Stock at an exercise price of $6.6667 per share.

EXECUTIVE OFFICERS

We are currently served by eight executive officers, who are elected annually by the Board of Directors and serve until their successors are elected and qualify:

Mortimer B. Fuller, III, age 60, has been our Chairman of the Board and Chief Executive Officer since 1977. See "ELECTION OF DIRECTORS" above for further information about Mr. Fuller.

Charles N. Marshall, age 61, has been our President and Chief Operating Officer since October 1997. He has 42 years of railroad industry experience with Consolidated Rail Corporation (Conrail), Southern Railway and the Chessie System Railroad (now part of CSX Transportation, Inc.). He was Senior Vice President-Development when he left Conrail in 1995 and also served as Senior Vice President-Marketing & Sales and in positions in legal, public and government affairs. Immediately prior to joining us in 1997, Mr. Marshall worked as a consultant to short line and regional railroads, including our railroads, specializing in developing acquisition opportunities within and outside the United States. Mr. Marshall served as one of our directors from July to October 1997, when he resigned in accordance with our policy that all directors other than the Chairman and Chief Executive Officer be non-employees.

Mark W. Hastings, age 53, has been Executive Vice President, Corporate Development since January 2000 and Secretary since April 2000. Prior to that, he served as Senior Vice President, Chief Financial Officer and Treasurer, and had been our Chief Financial Officer, since he joined us in 1978. Prior to joining us, Mr. Hastings was a credit analyst for Marine Midland Bank (now HSBC Bank USA). Mr. Hastings serves on the Board of Directors of Helm Holdings Corporation.

John C. Hellmann, age 33, Chief Financial Officer, joined us in January 2000. From 1999 until January 2000, Mr. Hellmann was an investment banker at Lehman Brothers Inc. in the Emerging Communications Group, and from 1997 to 1999, he was an investment banker at Schroder & Co. Inc. in the Transportation Group. From 1992 to 1994, Mr. Hellmann worked for Weyerhaeuser Company in Japan and the People's Republic of China. Mr. Hellmann received an A.B. from Princeton University, an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.A. in China Studies from Johns Hopkins University School of Advanced International Studies.

Charles W. Chabot, age 56, became President-Marketing & Development in February 2002. Previously, he was Senior Vice President-Australia, a position to which he was appointed in October 1997. In addition, from December 2000 until February 2002, he served as Chief Executive Officer of Australian Railroad Group Pty Ltd. From 1992 to 1997, Mr. Chabot served as Senior Vice President-New York and Pennsylvania. He joined us as Senior Vice President-Marketing and Sales in 1991 and was President of Buffalo & Pittsburgh Railroad, Inc. from 1992 to 1997. Prior to joining us, Mr. Chabot was employed for over ten years by the Chessie System Railroad (now part of CSX Transportation, Inc.), where he served in various capacities in marketing and freight equipment planning. He also served as a management consultant with Booz, Allen and Hamilton.

Alan R. Harris, age 54, Senior Vice President and Chief Accounting Officer, joined us in 1990 as our Chief Accounting Officer. Mr. Harris is a certified public accountant and from 1985 to 1990, he was Director of Accounting, and subsequently Secretary and Treasurer, of Preston Trucking Company, Inc., an interstate carrier.

Thomas P. Loftus, age 44, became Senior Vice President-Finance in May 2000. He joined us in 1996 as Vice President-Finance. From 1993 to 1996, Mr. Loftus worked for RailTex, Inc., where he held various financial management positions, including Manager-Acquisitions.

Robert A. Grossman, age 61, became Executive Vice President-Government & Industry Affairs in March 2002. Prior to that, he was employed as an officer and director of Emons Transportation Group, Inc. and its predecessors since 1971. From 1986 until its acquisition by us in February 2002, Mr. Grossman served as Chairman of the Board and Chief Executive Officer of Emons Transportation Group, Inc., a public company in the short line railroad business with annual revenues of $25 million.

Section 16(a) Beneficial Ownership Reporting Compliance

Since the 2002 Annual Meeting of Stockholders, Mortimer B. Fuller, III inadvertently filed late with the SEC one report disclosing one transaction in the Class A Common Stock beneficially owned by him, Robert M. Melzer inadvertently filed late with the SEC one report disclosing one transaction, and Thomas P. Loftus inadvertently filed late with the SEC one report disclosing three transactions. Such reports have since been filed, and all of our directors and executive officers are now current in such filings. In making the foregoing statements, we have relied upon the written representations of our directors and executive officers and copies of the reports that they have filed with the SEC.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation for services rendered to us in all capacities, for the past three fiscal years, paid by us to those persons who were, at December 31, 2002, the Chief Executive Officer and our other four most highly compensated executive officers (collectively, the "Named Executives").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation ($)(5)
					Awards	Payouts	
		Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Options(#)(4)	LTIP Payouts($)	
Mortimer B. Fuller, III	2002	$560,000	$119,174	-	42,500	-	$ 81,045
Chairman and Chief	2001	510,000	355,400	-	56,250	-	169,007
Executive Officer	2000	412,650	292,400	-	56,250	-	145,975
Charles N. Marshall	2002	309,000	22,284	-	20,000	-	51,647
President and Chief	2001	294,387	105,400	-	22,500	-	70,362
Operating Officer	2000	277,729	143,400	-	22,500	-	81,122
Charles W. Chabot	2002	314,000	-	-	20,000	-	11,023
President-Marketing	2001	220,000	110,000	$ 71,705(6)	-	$1,552,602(7)	67,836
& Development	2000	241,635	110,000	180,937(6)	-	-	77,749
Mark W. Hastings	2002	247,000	37,455	-	18,000	-	32,006
Executive Vice President,	2001	236,021	86,400	-	16,875	-	48,651
Corporate Development	2000	220,830	115,400	-	16,875	-	55,311
John C. Hellmann(8)	2002	240,000	37,145	-	25,000	-	12,221
Chief Financial Officer	2001	200,083	100,000	-	28,125	-	11,271
	2000	137,530	75,000	-	61,875	-	13,900

(1) The amounts shown include cash compensation paid during the year indicated as well as cash compensation deferred at the election of the Named Executive.

(2) The bonuses shown were awarded and paid in the succeeding year for services rendered during the year indicated.

(3) Except for those described in footnote (6) to the table, the value of perquisites and other personal benefits are not shown on the table because the aggregate amount of such compensation (if any) for each year shown did not exceed the lesser of $50,000 or 10% of the Named Executive's annual salary and bonus for that year.

(4) The number of options awarded as shown on the table have been adjusted to reflect: (i) a three-for-two common stock split, effected in the form of a 50% common stock dividend, payable June 15, 2001, to shareholders of record as of May 31, 2001; and (ii) a three-for-two common stock split, effected in the form of a 50% common stock dividend, payable March 14, 2002, to shareholders of record as of February 28, 2002.

(5) The amounts shown for 2002 reflect: (i) our contributions of $2,750 each to our 401(k) Savings Plan on behalf of Messrs. Fuller, Marshall, Chabot, Hastings and Hellmann; and (ii) the value of insurance premiums paid by us, and the economic benefit (projected on an actuarial basis) to the Named Executives, under split dollar life insurance arrangements as follows: Mr. Fuller - $78,295, Mr. Marshall - $48,897, Mr. Chabot - $8,273 (net of adjustment from ARG), Mr. Hastings - $29,256, and Mr. Hellmann - $9,471.

(6) The amounts shown primarily reflect allowances, expense reimbursement and similar payments made to or on behalf of Mr. Chabot in connection with his overseas assignment. See "EXECUTIVE COMPENSATION-SEVERANCE AND OTHER AGREEMENTS" below.

(7) The amount shown reflects a cash payout in lieu of stock of our formerly wholly-owned subsidiary, Australia Southern Railroad, upon exercise of stock options under that subsidiary's stock option plan.

(8) Mr. Hellmann joined us in late January 2000.

Stock Options

Shown below is further information on grants of stock options to the Named Executives during Fiscal Year 2002. All such options were granted under the Option Plan. We have no provision for stock appreciation rights.

Option Grants in Fiscal Year 2002

	Individual Grants				Grant Date Value
Name	Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(1)
Mortimer B. Fuller, III	4,684	1%	$23.49	5/22/07	$ 53,957
Mortimer B. Fuller, III	37,816	12%	21.35	5/22/07	454,238
Charles N. Marshall	20,000	6%	21.35	5/22/07	240,236
Charles W. Chabot	20,000	6%	21.35	5/22/07	240,236
Mark W. Hastings	18,000	5%	21.35	5/22/07	216,212
John C. Hellmann	25,000	8%	21.35	5/22/07	300,295

(1) The hypothetical grant date present values are presented pursuant to the rules of the SEC and are calculated under the modified Black-Scholes Model for pricing options, a mathematical formula used to value options traded on stock exchanges. This formula considers a number of factors in estimating an option's present value. Factors used to value the options shown on the table include the expected volatility rate of the shares underlying the option (61.51%), the risk-free interest rate (4.46%), the expected dividend yield (0%) and the expected life (5 years). The actual before-tax amount, if any, realized upon the exercise of stock options will depend upon the excess, if any, of the market price of the Class A Common Stock over the option exercise price per share at the time the option is exercised. There is no assurance that the hypothetical grant date present values of the options reflected on the table will be realized.

Shown below is information with respect to option exercises by the Named Executives during Fiscal Year 2002 and all unexercised options to purchase Class A Common Stock held by the Named Executives at December 31, 2002.

Aggregated Option Exercises in Fiscal Year 2002 and
Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Unexercised Options Held at FY-End(#)		Value of All Unexercised In-the-Money Options at FY-End($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mortimer B. Fuller, III	-	-	66,713	130,477	$825,150	$1,035,900
Charles N. Marshall	67,500	$761,742	33,750	53,752	489,469	412,301
Charles W. Chabot	-	-	15,470	21,407	192,856	23,395
Mark W. Hastings	16,875	169,710	42,189	43,315	551,150	309,246
John C. Hellmann	-	-	37,967	77,033	518,856	656,239

(1) Expressed as the excess of the market value of the Class A Common Stock at December 31, 2002 ($20.35 per share) over the exercise price of each option.

13

Severance and Other Agreements

We have agreements with each of our current executive officers which provide that upon termination of the officer's employment within three years after a defined change in control, the officer will receive a cash amount equal to three times the average annual compensation we paid him during the immediately preceding five years. The agreements provide for reduction of the amounts paid pursuant thereto to the extent that such amounts would otherwise be non-deductible to us under Section 280G of the Internal Revenue Code.

In addition, pursuant to an Assignment Letter effective November 1, 1998 we executed with Charles W. Chabot in connection with his assignment to Australia, we agreed that if Mr. Chabot was still employed by us when his foreign assignment ended, he would, at our discretion, be placed in a comparable position with us or given two years' salary continuation. The Assignment Letter also provided Mr. Chabot with a base salary of at least $200,000 per year, housing, a foreign living allowance, travel expenses, relocation expenses and tax equalization payments in connection with his foreign assignment. Mr. Chabot ended his foreign assignment in February 2002, and returned to the United States where he continues as one of our executive officers.

Report of the Compensation Committee With Respect to Executive Compensation

The following discussion applies to the compensation of all of our executive officers, including Mortimer B. Fuller, III, the Chief Executive Officer, and the other Named Executives.

Executive Compensation Philosophy:

The goals of our executive compensation program are to align compensation with business objectives and performance, and to enable us to attract, retain and reward executives who contribute to our long-term success and to increasing stockholder value. Compensation of executive officers is comprised of three elements: (1) base salary, (2) annual incentives, such as bonuses, and (3) long-term incentives, including stock options and performance awards. We attempt to compensate our executives competitively. To ensure that compensation is competitive, we periodically compare our compensation practices with those of comparable companies and adjust our compensation parameters, if necessary, based on this review. More importantly, our executive compensation program relies to a great degree on incentive compensation, both annual and long-term.

Executives are rewarded based upon company-wide performance, regional performance (in the case of executives who are regional managers) and individual performance. Company-wide performance and regional performance are evaluated by reviewing the extent to which strategic and business objectives are met, including such factors as achieving safety objectives and operating profits and efficiencies.

Executive Compensation Program:

Our executive compensation program is structured to attract and retain key executives capable of increasing revenues, promoting innovation, fostering teamwork and motivating employees, all with the ultimate goal of improving profitability and enhancing stockholder value. Our executive compensation program currently consists of annual salary, annual incentive compensation in the form of cash bonuses, and long-term incentive compensation in the form of stock options.

Salaries. The annual cash compensation paid to executives consists of base salary and cash bonuses. Salaries are reviewed by the Compensation Committee at the end of each year and may be changed at that time based on recommendations of the Chief Executive Officer. Factors considered are an executive's performance, changes in competitive compensation levels and changes in the executive's responsibilities.

Bonuses. Annual incentive compensation in the form of cash bonuses paid to our executive officers in 2002 related to 2001 performance. Effective for bonuses earned based on 2002 performance, our Board of Directors adopted a new incentive compensation program, the Genesee Value Added Bonus Program, which has a number of components and is designed to create objective standards against which performance can be measured to determine whether the company is operating in a manner that generates increased stockholder value. The two principal components of our Genesee Value Added Bonus Program are: (i) financial performance as measured by return on invested capital, and (ii) safety performance.

The Compensation Committee, with input from senior management, establishes our annual corporate financial and safety performance targets and, where appropriate, targets for each region. A target bonus is earned if these Genesee Value Added objectives are achieved. For variances from the performance targets, the bonus is formula-based and can vary from zero to 100% of the target bonus, depending on the extent to which the performance targets for the applicable year were met at the company level or in the employee's region, as applicable. Bonuses for corporate executive officers are based primarily on the performance of the company as a whole, with 80%-85% dependent on the corporate Genesee Value Added target and 15%-20% dependent on the corporate safety targets. Bonuses for the heads of our regions are based 60% on the regional Genesee Value Added target, 20% on the corporate Genesee Value Added target, and 20% on the regional safety target.

Bonus targets under our Genesee Value Added Bonus Program currently range from 35% to 70% of annual salary. The maximum bonus percentage assigned to each executive depends on the degree to which that executive is responsible for financial results. As a result of adopting the Genesee Value Added Bonus Program, the Compensation Committee has no discretion to award cash bonuses outside the parameters of that program. Based on the application of our Genesee Value Added Bonus Program to our Fiscal Year 2002 performance objectives, the Chief Executive Officer and all of our other executive officers were awarded cash bonuses for Fiscal Year 2002 aggregating $252,800 versus $789,000 for the same group of individuals in Fiscal Year 2001.

The Option Plan. Long-term incentives are provided through the grant of stock options under the Option Plan. The Compensation Committee views stock options as a means of aligning the long range interests of key employees, including executives, with those of the stockholders by providing them with the opportunity to build a meaningful equity stake in our company. Options are granted at the discretion of the Compensation Committee based on its evaluation of each key employee's contribution and expected future contribution to our financial success. In Fiscal Year 2002, the Compensation Committee granted to 189 employees (including the eight executive officers) options to purchase an aggregate of 328,050 shares of Class A Common Stock. See "EXECUTIVE COMPENSATION-STOCK OPTIONS" above.

401(k) Savings Plan. Executive and other employees are also entitled to participate in our 401(k) Savings Plan, which provides retirement, death and disability benefits to employees and includes both employer and employee contributions.

Employee Stock Purchase Plan. Executive and other employees are also entitled to participate in our Employee Stock Purchase Plan. The Purchase Plan is intended to encourage ownership of our Class A Common Stock by our present and future employees at all levels of employment and thereby provide them the benefit of the incentive created by stock ownership. The Purchase Plan is also intended to provide a more efficient mechanism for our employees to acquire stock ownership. The Purchase Plan is administered by the Compensation Committee. We are proposing an amendment to the Purchase Plan. See "PROPOSAL TO AMEND AND RESTATE OUR EMPLOYEE STOCK PURCHASE PLAN" on pages 20 to 23 of this proxy statement.

Chief Executive Officer Compensation:

The key performance measure used to determine the Fiscal Year 2002 compensation package for Mortimer B. Fuller, III was the Compensation Committee's assessment of his ability and dedication to provide the leadership and vision necessary to enhance our long-term value.

Mr. Fuller has no employment agreement with us. The Compensation Committee fixes Mr. Fuller's salary each year based on its evaluation of Mr. Fuller's performance during the prior year and the challenges the Compensation Committee believes we and our Chief Executive Officer will face in the coming year. The Compensation Committee fixed Mr. Fuller's salary for Fiscal Year 2002 at $560,000. The Compensation Committee believes that Mr. Fuller's salary is fixed at a level that is comparable to the base salaries paid to other chief executive officers with comparable qualifications, experience, responsibilities and proven results at comparable companies engaged in similar businesses.

Consistent with our executive compensation philosophy, Mr. Fuller's total compensation package depends to a large degree on annual and long-term incentive compensation. The annual incentive component is currently made up of a cash bonus under our Genesee Value Added Bonus Program, which is paid after the end of the year and is based on meeting the objective performance criteria established at the outset of the year. The long-term incentive component currently takes the form of the grant of stock options under our Option Plan. Both the annual and long-term components of Mr. Fuller's incentive compensation are variable and closely tied to corporate performance in a manner that encourages dedication to building profitability and stockholder value.

In evaluating the performance and setting the compensation of Mr. Fuller as our Chief Executive Officer, the Compensation Committee noted several accomplishments in 2002. Specifically, we closed the acquisition of The Emons Transportation Group, we acquired all of the issued and outstanding shares of common stock of Utah Railway Company, we refinanced our credit facility, and we acquired a new leased line in Oregon.

The Compensation Committee views these accomplishments as attributable in large measure to Mr. Fuller's leadership, vision and hard work. In addition, Mr. Fuller has continued to expand our top management team and has established a strong record of innovation, quality improvement and efficiency.

Mr. Fuller's annual and long-term incentive compensation package for Fiscal Year 2002 included a cash bonus in the amount of $119,174 and the grant of options to purchase 42,500 shares of Class A Common Stock. Mr. Fuller's compensation package has successfully focused on the importance of increasing profitability and stockholder value by providing him with significant short-term and long-term incentive compensation during periods when performance objectives have been met or exceeded.


Compensation Committee


C. Sean Day, *Chairman*
James M. Fuller
John M. Randolph

Compensation Committee Interlocks and Insider Participation

Our Chief Executive Officer consults with the Compensation Committee. He participates in discussions of the Compensation Committee and makes recommendations to it, but he does not vote or otherwise participate in the Compensation Committee's ultimate determinations. The Board of Directors believes that it is wise and prudent to have the Chief Executive Officer so participate, because his evaluations and recommendations with respect to the compensation and benefits paid to executives other than himself are extremely valuable to the Compensation Committee. However, the Chief Executive Officer neither participates in nor is otherwise involved in the deliberations of the Compensation Committee with respect to his own compensation and benefits.

None of our executive officers has served as a member of a compensation committee of a board of directors of any other entity which has an executive officer serving as a member of our Board of Directors, and there are no other matters regarding interlocks or insider participation that we are required to report.

Stock Price Performance Graph

Our Class A Common Stock is traded on the New York Stock Exchange under the symbol "GWR". Prior to September 27, 2002, when our Class A Common Stock began trading on the New York Stock Exchange, our Class A Common Stock was traded on the Nasdaq National Market. Set forth below is a line graph comparing the cumulative total stockholder return on the Class A Common Stock during the five-year period ended December 31, 2002, based on the market price thereof, with the cumulative total return of companies on the Nasdaq Composite Total Return Index (US) and the NASDAQ Trucking and Transportation Stocks Index, an industry group which we selected for this purpose. In prior years, we had selected a peer group comprised of certain railroad companies, but the companies included in that group, with the exception of one, are no longer publicly traded.


COMPARISON OF CUMULATIVE TOTAL RETURN
300
250
200
150
100
50
0
DOLLARS
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
YEARS ENDING
GENESEE & WYOMING - CLASS A
NASDAQ COMPOSITE TOTAL RETURN INDEX (US)
NASDAQ TRUCKING & TRANSPORTATION STOCKS INDEX

	Genesee & Wyoming Inc - Class A	NASDAQ Composite Total Return Index (US)	Nasdaq Trucking & Transportation Stocks Index
Dec 97	100.00	100.00	100.00
Dec 98	54.55	140.99	90.36
Dec 99	55.08	261.48	86.11
Dec 00	117.11	157.42	78.27
Dec 01	209.52	124.89	92.56
Dec 02	195.88	86.33	94.18

Assumes $100 invested on December 31, 1997 in our Class A Common Stock, the companies comprising the Nasdaq Composite Total Return Index (US) and the Nasdaq Trucking and Transportation Stocks Index.

There can be no assurance that our stock performance will continue into the future with the same or similar trends depicted in the graph above. We will neither make nor endorse any predictions as to future stock performance.

17

REPORT OF THE AUDIT COMMITTEE
TO STOCKHOLDERS

The Audit Committee of the Board of Directors is comprised of four members of the Board of Directors, each of whom is independent pursuant to the New York Stock Exchange's listing standards. The duties and responsibilities of the Audit Committee are set forth in our Audit Committee Charter. Among other things, the Audit Committee recommends to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and recommends the selection of the independent auditors to audit our books and records.

The Audit Committee has:

• reviewed and discussed our audited financial statements for Fiscal Year 2002 with our management and with PricewaterhouseCoopers LLP, our independent auditors for Fiscal Year 2002;

• discussed with our independent auditors the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards); and

• received and discussed the written disclosures and the letter from our independent auditors required by Independence Standards Board Statement No. 1 (Independent Discussions with Audit Committees).

Based on such review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for Fiscal Year 2002 for filing with the SEC.

Auditors' Fee

Audit Fees: For professional services rendered by them for the audit of our annual financial statements for Fiscal Year 2002, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q for Fiscal Year 2002, PricewaterhouseCoopers LLP billed us fees in the aggregate amount of $455,000.

Financial Information Systems Design and Implementation Fees: PricewaterhouseCoopers LLP billed us no fees for professional services rendered in Fiscal Year 2002 in connection with financial information systems design and implementation.

All Other Fees: For professional services other than those described above rendered by them for Fiscal Year 2002, PricewaterhouseCoopers LLP billed us: (i) the aggregate amount of $120,000 for audit-related services, including services related to acquisitions and benefit plans, and (ii) the aggregate amount of $250,000 for other services, including tax compliance services.

The Audit Committee has considered whether the provision of services described above under *"All Other Fees"* was compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Audit Committee:

Robert M. Melzer, *Chairman*
T. Michael Long
John M. Randolph
Philip J. Ringo

RELATED TRANSACTIONS

Genesee & Wyoming Inc., Mortimer B. Fuller, III, our other seven executive officers (the "Other Executives") and all holders of the Class B Common Stock are parties to a Class B Stockholders' Agreement dated as of May 20, 1996. Under that agreement, if a party proposes to transfer shares of Class B Common Stock in a transaction that will not result in the automatic conversion of those shares into shares of Class A Common Stock, the Other Executives have the right to purchase up to an aggregate of 50% of those shares, and Mr. Fuller has the right to purchase the balance, all at the then-current market price of the Class A Common Stock. If Mr. Fuller does not purchase the entire balance of the shares, the Other Executives have the right to purchase the shares that remain. Such purchase rights also apply if the employment of any of the Other Executives is terminated for any reason. The effect of this agreement is to concentrate ownership of the Class B Common Stock, which enjoys ten times the voting power of the Class A Common Stock, in the hands of our management, particularly Mr. Fuller. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" above.

Mortimer B. Fuller, III was indebted to us under a promissory note executed in May 1998 that bore interest at the rate of 5.69% per annum. The largest amount of principal and unpaid interest outstanding since January 1, 2002 was $531,000, and the full amount of principal and unpaid interest was paid in full on March 12, 2003.

C. Murray Benz, the wife of James W. Benz, one of our executive officers until May 23, 2002, is Vice President-Sales and Marketing of our Rail Link, Inc. subsidiary. As such, in Fiscal Year 2002 she received compensation and benefits of $136,477, and was granted a five-year option to purchase 2,000 shares of Class A Common Stock at $21.35 per share.

Pursuant to a Stock Purchase Agreement between us and the 1818 Fund dated October 19, 2000, on December 12, 2000 we issued to the 1818 Fund 20,000 shares of Preferred Stock for a purchase price of $20,000,000. As a condition to the transaction, we entered into a letter agreement with Mortimer B. Fuller, III and the 1818 Fund under which Mr. Fuller has agreed, so long as the 1818 Fund continues to own at least 20% of the shares of Class A Common Stock issued or issuable upon conversion of the Preferred Stock, to vote substantially all stock (whether now or hereafter acquired) owned or, to the extent permitted by law, controlled by him in order to cause the election to the Board of Directors of the designee of the 1818 Fund. Additionally, the 1818 Fund has been granted tag-along rights, subject to certain exceptions, in the event Mr. Fuller transfers 15% or more of the shares of Class A Common Stock or Class B Common Stock owned by him in a single or series of related private transactions. We have also entered into a Registration Rights Agreement dated December 12, 2000 with the 1818 Fund pursuant to which we agreed, under the terms and conditions set forth in that agreement, to register under the Securities Act of 1933, as amended, the Class A Common Stock issuable upon the conversion of the shares of Preferred Stock held by the 1818 Fund and all other shares of Class A Common Stock held by the 1818 Fund. On December 11, 2001, the 1818 Fund exercised an option to purchase an additional 5,000 shares of Preferred Stock for a purchase price of $5,000,000, thus bringing the total number of shares of Preferred Stock owned by the 1818 Fund after such purchase to 25,000.

As disclosed under "ELECTION OF DIRECTORS-OTHER MATTERS," Peter O. Scannell is Chairman and Chief Executive Officer of Rockwood Service Corporation, a subsidiary of which provided rail flaw inspection services to our company and a number of our subsidiaries in Fiscal Year 2002 in the aggregate amount of approximately $120,000.

PROPOSAL TO AMEND AND RESTATE OUR EMPLOYEE STOCK PURCHASE PLAN TO REDUCE THE PURCHASE PRICE OF SHARES UNDER THAT PLAN

Background of Purchase Plan and Description of Proposed Amendment and Restatement

The Genesee & Wyoming Inc. Employee Stock Purchase Plan (the "Purchase Plan") was approved by our stockholders at our 1996 Annual Meeting. The Purchase Plan is intended to encourage ownership of Class A Common Stock by our present and future employees at all levels of employment and thereby provide to employees the benefit of the incentive created by stock ownership. All employees, other than our Chief Executive Officer, are eligible to participate.

The Purchase Plan currently provides that the price of each share available for purchase thereunder is equal to the then-current market value of the Class A Common Stock on the date of purchase. Participants do not currently receive a discount on the purchase price. The Purchase Plan has experienced minimal participation since its inception. The Board of Directors believes that participation in the Purchase Plan may be increased if participants are provided an opportunity to purchase Class A Common Stock at a discount. The Internal Revenue Code of 1986, as amended (the "Code"), allows for such discounts so long as the purchase price is at least 85 percent of fair market value.

On April 5, 2003, the Board of Directors approved and adopted the Fourth Amendment and Restatement of the Purchase Plan, which provides for a discount in the purchase price of Class A Common Stock under the Purchase Plan (the "Proposed Amendment and Restatement"). Specifically, the purchase price for each share of Class A Common Stock will now be the lesser of (i) 90 percent of the Fair Market Value of such share on the first day of the month in which the shares are purchased, or (ii) 90 percent of the Fair Market Value of such share on the Investment Date. The committee responsible for administering the Purchase Plan may change the above-stated percentage; provided, however, such percentage may not be reduced below 90 percent. The Proposed Amendment and Restatement was approved and adopted by the Board of Directors, subject to approval and ratification by our stockholders at the Annual Meeting. If our stockholders fail to approve and ratify the Proposed Amendment and Restatement at the Annual Meeting, the Proposed Amendment and Restatement will be null and void and of no effect. The Proposed Amendment and Restatement is attached to this proxy statement as Appendix A.

Proposal to Approve and Ratify an Amendment and Restatement of the Employee Stock Purchase Plan

Our Board of Directors believes that the Proposed Amendment and Restatement is in our best interests because it will make the Purchase Plan a more attractive benefit and will assist us in continuing to attract, hire, retain, and motivate superior employees and thus contribute to our overall success. The Board of Directors further believes that the Proposed Amendment and Restatement may increase participation in the Purchase Plan. Increased participation means that more employees will realize the benefit of the incentive of stock ownership. Furthermore, the Proposed Amendment and Restatement will allow participants to purchase more shares than they could purchase under the current Purchase Plan, further increasing the benefit of the incentive of stock ownership.

Description of Purchase Plan as Proposed to be Amended

The following is a summary of the principal features of the Purchase Plan as modified by the Proposed Amendment and Restatement.

Purchase Price. The Purchase Plan currently provides that the purchase price of a share of Class A Common Stock is equal to the Fair Market Value of such share on the Investment Date. The Fair Market Value is the last reported sale price, regular way, of the Class A Common Stock as reported by the New York Stock Exchange on the date in question, or, if the Class A Common Stock shall not have traded on the New York Stock Exchange on such date, the last reported sale price, regular way, so reported on the first day prior thereto on which the Class A Common Stock so traded. The Investment Date is the second to last business day of each calendar month on which shares of Class A Common Stock are or could be traded on the New York Stock Exchange.

The Proposed Amendment and Restatement, if approved by our stockholders, would reduce the purchase price of a share of Class A Common Stock to the lesser of (i) 90 percent of the Fair Market Value of such share on the first day of the month in which the shares are purchased, or (ii) 90 percent of the Fair Market Value of such share on the Investment Date. The committee responsible for administering the Purchase Plan may change the above-stated percentage; provided, however, such percentage may not be reduced below 90 percent.

Shares Available. The Purchase Plan currently provides for the purchase of up to 562,500 shares of Class A Common Stock (subject to adjustment as described below). Shares subject to the Purchase Plan may be either authorized but unissued shares or shares that were once issued and subsequently reacquired by us. In the event of a merger, consolidation, recapitalization, stock split or similar event, the aggregate number and kind of shares available for purchase under the Purchase Plan will be appropriately adjusted.

Eligible Participants. Each of our employees and each employee of any subsidiary is eligible to participate in the Purchase Plan, provided that the employee's customary employment is for more than 20 hours per week and the employee has been employed for at least two years. As of March 31, 2003, there were approximately 830 employees eligible to participate in the Purchase Plan.

Purchase of Shares. Eligible employees may participate by enrolling in the Purchase Plan and authorizing specified payroll deductions, of up to ten percent of regular earnings, for the purchase of shares of Class A Common Stock. No participating employee may, during any calendar year, purchase shares through the Purchase Plan having an aggregate fair market value in excess of $25,000. In addition, a participating employee may not make purchases through the Purchase Plan if such purchases would cause that employee to own five percent or more of the then outstanding shares of Class A Common Stock. Upon the death or termination of employment of any participating employee, any amount remaining in the payroll deduction account will be refunded to the employee or the employee's estate.

Administration and Amendment. The Purchase Plan is administered by the Compensation Committee, or such other committee appointed by the Board of Directors, comprised of at least two directors who are not our employees. The Board of Directors may amend the Purchase Plan at any time, provided that approval of our stockholders is required for amendments that materially (i) increase the benefits accruing to participating employees, (ii) increase (other than pursuant to the adjustment provisions described above) the number of shares that may be issued under the Purchase Plan, or (iii) modify the requirements as to eligibility for participation. The Board of Directors may terminate the Purchase Plan at any time.

Securities Act Registration. We have previously filed with the SEC a Registration Statement on Form S-8 registering the shares issuable pursuant to the Purchase Plan.

Federal Income Tax Consequences. The following summarizes the federal income tax consequences that generally will arise with respect to participation in the Purchase Plan and with respect to the sale of shares of Class A Common Stock acquired under the Purchase Plan. This discussion is merely a summary and does not purport to be a complete description of the federal income tax consequences of the Purchase Plan. This description does not cover state and local tax treatment of participation in the Purchase Plan.

Plan Status: The Purchase Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Code. The Purchase Plan is not intended to be qualified under Section 401(a) of the Code.

Purchase of Shares: Generally, an employee does not recognize taxable income when the employee purchases shares under the Purchase Plan. Upon the purchase of shares under the Purchase Plan, the participant takes a basis in such shares equal to the purchase price paid (plus the amount of ordinary income recognized, if any).

Disposition of Shares: The tax treatment of a disposition of shares purchased under the Purchase Plan depends on whether such shares are disposed of within the statutory holding period and whether the purchase price for such shares was less than their Fair Market Value at the time the shares were acquired. The statutory holding period is two years from the first day of the month in which the shares were purchased. A "disposition" includes any transfer of legal title, whether by sale, exchange or gift, but does not include transfers to a brokerage account, a spouse, or a joint account (so long as the employee remains one of the joint owners of the account).

If the employee disposes of the shares after the expiration of the statutory holding period (or in the event of the employee's death), the employee (or the employee's estate in the event of death) generally recognizes ordinary income in an amount equal to the lesser of: (a) the excess of the Fair Market Value of the disposed shares on the first day of the month in which such shares were purchased over the Fair Market Value of such shares on the actual date such shares were purchased; and (b) the excess of the Fair Market Value of the stock at the time of sale (or death) over the purchase price paid for such shares. The amount of ordinary income recognized is added to the employee's basis in the shares, and the employee realizes long-term capital gain equal to the difference between the sale proceeds and the employee's basis in the disposed shares. In general, the maximum federal tax rate at which long-term capital gains are taxed is 20 percent (with a reduced maximum rate if the stock has been held for more than five years).

If the shares are disposed of before the expiration of the statutory holding period, then the employee recognizes the difference between the Fair Market Value of the shares on the Investment Date and the purchase price as ordinary compensation income in the year of the disposition. The amount of ordinary income recognized is added to the employee's basis in the stock, and the employee realizes capital gain equal to the difference between the employee's basis in the shares and the sale proceeds. If the shares have been held for more than one year, then the gain will be long-term capital gain; if the shares are held for one year or less, the gain will be short-term capital gain. Short-term capital gains are generally taxed at the same rate as ordinary income.

Withholding: In Notice 2001-14, the IRS announced that it will no longer require an employer to withhold tax from an employee's wages for the income recognized by the employee from the purchase or disposition of shares under an employee stock purchase plan for stock purchased under such a plan before January 1, 2003. In Notice 2002-47, the IRS extended this moratorium on withholding indefinitely, until further guidance is issued. Therefore, we presently will not be required to withhold tax from the wages paid to an employee on the income recognized by the employee as a result of the purchase or disposition of shares under the Purchase Plan. (Such income is still taxable to the employee, but is not subject to withholding.) However, depending on the administrative guidance issued by the IRS in the future, withholding may possibly become required at a later date.

Company's Deduction: We are entitled to a deduction for tax purposes only for the ordinary compensation income recognized by an employee who disposes of shares acquired through the Purchase Plan before the expiration of the statutory holding period.

New Plan Benefits. The following table sets forth the number of shares of Class A Common Stock actually purchased by the Named Executives and by certain groups of individuals pursuant to the Purchase Plan, and the dollar value of the benefit to them from participation in the Purchase Plan, during Fiscal Year 2002.

GENESEE & WYOMING INC. EMPLOYEE STOCK PURCHASE PLAN

Name and Position	Dollar Value ($)(1)	Number of Shares
Mortimer B. Fuller, III* Chairman and Chief Executive Officer	0	0
Charles N. Marshall President and Chief Operating Officer	0	0
Charles W. Chabot President – Marketing and Development	0	0
Mark W. Hastings Executive Vice President, Corporate Development	0	0
John C. Hellmann Chief Financial Officer	0	0
All Executive Officers	0	0
All Directors Who Are Not Executive Officers	0	0
All Employees Who Are Not Executive Officers or Directors	0	1,908

---

(1)   No dollar value has been assigned to the benefit from participation in the Purchase Plan because such shares were purchased at prices equal to the then-current market value of the Class A Common Stock. The benefits derived from participation in the Purchase Plan relate to the convenience of purchasing shares by payroll deduction and the avoidance of brokerage commissions.

*   Mr. Fuller is not eligible to participate in the Purchase Plan.

Required Votes and Board Recommendations

A majority in the affirmative of the votes cast, in person or by proxy, at the Annual Meeting, without regard to broker non-votes, by stockholders entitled to vote at the Annual Meeting is required for the approval and ratification of the Proposed Amendment and Restatement. The Board of Directors recommends a vote in favor of the Proposed Amendment and Restatement, and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies FOR the Proposed Amendment and Restatement.

PROPOSAL TO APPROVE AND RATIFY THE SELECTION OF INDEPENDENT AUDITORS

The firm of PricewaterhouseCoopers LLP, certified public accountants, served as our independent auditors for Fiscal Year 2002. In addition to the audit of the Fiscal Year 2002 financial statements, we engaged PricewaterhouseCoopers LLP to perform certain services for which it was paid professional fees. See "REPORT OF THE AUDIT COMMITTEE TO STOCKHOLDERS" above.

On April 5, 2002, our Board of Directors determined not to renew the engagement of Arthur Andersen LLP and selected PricewaterhouseCoopers LLP as our independent auditors for Fiscal Year 2002. On the recommendation of our Audit Committee, the Board of Directors has selected PricewaterhouseCoopers LLP as our independent auditors for Fiscal Year 2003. This selection will be presented to our stockholders for their approval at the Annual Meeting. The Board of Directors recommends a vote in favor of the proposal to approve and ratify this selection, and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies FOR such proposal. If our stockholders do not approve this selection, the Board of Directors will reconsider its choice.

We expect that a representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting and expect such representative to be available to respond to appropriate questions. In addition, we intend to give that representative an opportunity to make any statements if he should so desire.

During our two fiscal years ended December 31, 2001, and the subsequent interim period preceding our determination not to renew the engagement of Arthur Andersen LLP, there were no disagreements between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to Arthur Andersen LLP's satisfaction, would have caused them to make reference to the subject matter of the disagreement(s) in connection with its reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within our two fiscal years ended December 31, 2001 and the subsequent interim period preceding our determination not to renew the engagement of Arthur Andersen LLP.

The audit reports of Arthur Andersen LLP on our financial statements as of and for the fiscal years ended December 31, 2001 and December 31, 2000 make reference to other auditors that audited the financial statements of Australian Railroad Group Pty Ltd., a significant investee of Genesee & Wyoming Inc. Except as set forth in the previous sentence, the audit reports of Arthur Andersen LLP on our financial statements as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two fiscal years ended December 31, 2001, and any subsequent interim period prior to engaging PricewaterhouseCoopers LLP, we did not consult PricewaterhouseCoopers LLP in connection with any of the matters specified in Item 304(a)(2)(i) or (ii) of Regulation S-K.

STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

In order for any stockholder proposal to be included in our proxy statement to be issued in connection with our 2004 Annual Meeting of Stockholders, that proposal must be received at our principal executive offices, 66 Field Point Road, Greenwich, Connecticut 06830 (Attention: Corporate Secretary) no later than December 23, 2003. If that proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, it will be included in the proxy statement and set forth on the form of proxy issued for that Annual Meeting. Stockholder proposals that are not submitted for inclusion in our proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 may be brought before the 2004 Annual Meeting of Stockholders if we receive notice, as described immediately above, no later than March 5, 2004.

OTHER MATTERS

The Board of Directors does not know of any other matters that are to be presented for action at the Annual Meeting. Should any other matter come before the Annual Meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for Fiscal Year 2002, as filed with the SEC, is included in the Annual Report to Stockholders, which accompanies this proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

Mark W. Hastings
Secretary

Dated: April 21, 2003

**Fourth Amendment and Restatement
of the
Genesee & Wyoming Inc.
Employee Stock Purchase Plan**

1. Purpose and Effect of Plan

The purpose of the Plan is to secure for the Company and its stockholders the benefits of the incentive inherent in the ownership of common stock by present and future employees of the Company and its subsidiaries. The Plan is intended to conform with the provisions of Rule 16b-3 of the Act and the terms of Code section 423.

The Plan was originally adopted by the Board of Directors of the Company on April 26, 1996, and approved and ratified by the stockholders thereof on May 20, 1996. The Plan was originally effective on July 30, 1996. This Fourth Amendment and Restatement of the Plan is effective on the date set forth below on which the stockholders approve and ratify the Board's adoption of the Plan. In the event that the stockholders of the Company fail to approve and ratify this Fourth Amendment and Restatement, then this Fourth Amendment and Restatement of the Plan shall be null and void and of no effect.

2. Definitions

Where indicated by initial capital letters, the following terms shall have the following meanings:

(a) *Act:* The Securities Exchange Act of 1934, as amended.

(b) *Applicable Percentage:* 90 percent, or such other percentage from 90 percent to 100 percent as determined by the Committee in its sole discretion and applicable to all Participating Employees.

(c) *Base Compensation:* The regular earnings of an Eligible Employee, including overtime and bonuses, and salary reduction contributions pursuant to elections under a plan subject to Code sections 125 or 401(k).

(d) *Board:* The Board of Directors of the Company.

(e) *Code:* The Internal Revenue Code of 1986, as amended, or any subsequently enacted federal revenue law. A reference to a particular section of the Code shall include a reference to any regulations issued under the section and to the corresponding section of any subsequently enacted federal revenue law.

(f) *Committee:* The committee established pursuant to Section 4 to be responsible for the general administration of the Plan.

(g) *Class A Common Stock:* The Company's Class A Common Stock, $.01 par value per share.

(h) *Company:* Genesee & Wyoming Inc. and any successor by merger, consolidation or otherwise.

(i) *Custodian:* Has the meaning given it by Section 13.

(j) *Eligible Employee:* Any employee of the Company or any subsidiary of the Company that meets the eligibility requirements of Section 5.

(k) *Enrollment Form:* The form filed with the Committee authorizing payroll deductions pursuant to Section 6.

(l) *Fair Market Value:* The last reported sale price, regular way, of the Class A Common Stock as reported by NYSE on the date in question, or, if the Class A Common Stock shall not have traded on NYSE on such date, the last reported sale price, regular way, so reported on the first day prior thereto on which the Class A Common Stock so traded.

(m) *Investment Account:* Has the meaning given it by Section 13.

(n) *Investment Date:* The second to last business day of each calendar month on which shares of Class A Common Stock are or could be traded on NYSE.

(o) *Issuance Date:* The date on or about which certificates representing shares of Common Stock held in a Participating Employee's Investment Account are issued to the Participating Employee or sold pursuant to his direction.

(p) *NYSE:* The New York Stock Exchange.

(q) *Participating Employee:* An Eligible Employee who elects to participate in the Plan by filing an Enrollment Form pursuant to Section 6.

(r) *Payroll Deduction Account:* The account established for a Participating Employee to hold payroll deductions pursuant to Section 6.

(s) *Plan:* The "Genesee & Wyoming Inc. Employee Stock Purchase Plan," as set forth herein and as amended from time to time.

(t) *Section:* The appropriate section of the Plan.

3. Shares Subject to the Plan

Subject to the provisions of Section 12, the total number of shares of Class A Common Stock which may be purchased by employees under the Plan shall not exceed 562,500. Shares subject to the Plan may be either authorized but unissued shares or shares that were once issued and subsequently reacquired by the Company.

4. Administration of the Plan

The Plan shall be administered by the Committee appointed by the Board which shall be comprised of two or more members of the Board. Each member of the Committee shall be a disinterested director of the Company within the meaning of Rule 16b-3 promulgated under the Act. The Committee shall be the Compensation Committee unless the Board shall appoint another committee to administer the Plan.

Subject to the express provisions of the Plan, the Committee shall have the authority to take any and all actions necessary to implement the Plan and to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable in administering the Plan. All of such determinations shall be final and binding upon all persons. A quorum of the Committee shall consist of a majority of its members and the Committee may act by vote of a majority of its members at a meeting at which a quorum is present, or without a meeting by a written consent to the action taken signed by all members of the Committee. The Committee may request advice or assistance or employ such other persons as are necessary for proper administration of the Plan.

5. Eligible Employees

Any employee of the Company or of any subsidiary of the Company shall be eligible to participate in the Plan, except an employee (a) whose customary employment is twenty hours or less per week, or (b) who has been employed for less than two years. No director of the Company who is not an employee shall be eligible to participate in the Plan.

6. Election to Participate

An employee may become a Participating Employee effective on the first day of any calendar month coincident with or following the date he becomes an Eligible Employee by filing with the Committee an Enrollment Form authorizing specified regular payroll deductions from his Base Compensation. Such regular payroll deductions shall be subject to a maximum deduction of 10% of Base Compensation for each pay period. All regular payroll deductions shall be credited to the Payroll Deduction Account that the Company has established in the name of the Participating Employee.

A Participating Employee may at any time withdraw from the Plan and cease to be a Participating Employee. An employee who ceases to be a Participating Employee shall receive a refund of the amount in his Payroll Deduction Account and may not again become a Participating Employee for six months. A Participating Employee may, to be effective as of the first day of the next following calendar month, increase or decrease his payroll deduction by filing a new Enrollment Form.

Enrollment Forms must be filed with the Committee not less than ten days before the beginning of a calendar month to be effective for that month, unless a shorter period of time is prescribed by the Committee. An Enrollment Form not filed within the prescribed filing period shall be effective the first day of the calendar month following the calendar month when it would otherwise become effective.

As a condition of participation in the Plan, each Participating Employee agrees to notify the Company if he sells or otherwise disposes of any Class A Common Stock purchased by him under the Plan within two years of the Investment Date on which such shares were purchased.

7. Purchase of Shares

Each Participating Employee having eligible funds in his Payroll Deduction Account on an Investment Date shall be deemed, without any further action, to have purchased the number of shares of Class A Common Stock which the eligible funds in his Payroll Deduction Account could purchase on that Investment Date at a price per share that shall be the lower of:

(a) the Applicable Percentage of the Fair Market Value of such share on the first day of the calendar month in which the Investment Date occurs; or

(b) the Applicable Percentage of the Fair Market Value of such share on the Investment Date.

The Payroll Deduction Account of each such Participating Employee shall be charged for the amount of such purchase and shares shall be issued to the Participating Employee as of the Investment Date. Such shares may be uncertificated and held by the Custodian in accordance with Section 13.

8. Registration of Shares

Shares of Class A Common Stock will be registered only in the name of the Participating Employee or, if he so indicates on his Enrollment Form, in his name jointly with one other person, with right of survivorship.

9. Limitation on Purchases

(a) During any one calendar year, no Participating Employee shall have the right to purchase under the Plan (and all other plans qualified under Code section 423) shares of stock of the Company and its subsidiaries having a Fair Market Value (determined at the time such right is granted) in excess of $25,000. The purpose of this limitation is to comply with Code section 423(b)(8) and shall be interpreted accordingly.

(b) A Participating Employee's Payroll Deduction Account may not be used to purchase Class A Common Stock on any Investment Date to the extent that after such purchase the Participating Employee would own (or be considered as owning within the meaning of Code section 424(d)) stock possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or of its subsidiaries. For this purpose, stock which the Participating Employee may purchase under any outstanding option shall be treated as owned by such Participating Employee. As of the first Investment Date on which this Section 9(b) limits a Participating Employee's ability to purchase Class A Common Stock, the employee shall cease to be a Participating Employee.

10. Rights as a Stockholder

None of the rights or privileges of a stockholder of the Company shall exist with respect to shares of Class A Common Stock purchased under the Plan until the date as of which such shares are issued.

A-3

11.   Rights Not Transferable

Except as expressly provided in Section 14, neither compensation deductions credited to a Participating Employee's Payroll Deduction Account nor any rights with regard to participation in the Plan nor the right to receive shares of Class A Common Stock shall be transferable in any way by a Participating Employee.

12.   Change in Capital Structure

In the event of a stock dividend, stock split or combination of shares, recapitalization or merger in which the Company is the surviving corporation or other change in the Company's capital stock applicable to all stockholders generally, the number and kind of shares of stock or other securities of the Company to be subject to the Plan, the maximum number of shares or other securities which may be delivered under the Plan, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons.

If the Company is a party to a consolidation or a merger in which the Company is not the surviving corporation, a transaction that results in the acquisition of substantially all of the Company's outstanding stock by a single person or entity, or a sale or transfer of substantially all of the Company's assets, the Committee may take such actions with respect to the Plan as the Committee deems appropriate.

Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participating Employee, and the Committee's determination shall be conclusive and binding on all persons for all purposes.

13.   Investment Account

Notwithstanding any other provision of the Plan to the contrary, the Board, in its sole discretion, may appoint a custodian to hold the Class A Common Stock purchased under the Plan (the "Custodian"). The Custodian shall maintain a separate account for each Participating Employee (the "Investment Account"). Each Investment Account shall be in the name of the Participating Employee or, if he so indicates on his Enrollment Form, in his name jointly with one other person, with right of survivorship.

A Participating Employee shall have the right at any time, by written instruction to the Custodian, to obtain a certificate for the whole shares then credited to his Investment Account, or to direct that any whole shares then credited to his Investment Account be sold by the Custodian on the open market and the net proceeds thereof be remitted to him (with all expenses incurred in the sale of such shares being paid by the Participating Employee). In either such case, any fractional shares then credited to the Participating Employee's Investment Account shall remain so credited or, if the Participating Employee so instructs the Custodian, the Fair Market Value thereof, as of the Issuance Date, shall be paid to him in cash. When so requested by a Participating Employee or otherwise required by the terms of the Plan, the Custodian shall direct the Company's transfer agent to issue in the name of the Participating Employee (of, if he so indicates on his Enrollment Form, in the name of such Participating Employee jointly with one other person with right of survivorship) a stock certificate representing the whole shares of Common Stock then credited to his Investment Account. Notwithstanding the foregoing, if on any Issuance Date the Company does not have a currently effective Registration Statement on Form S-8 under the Securities Act of 1933, as amended, covering the shares subject to the Plan, then the Custodian may postpone the issuance of the Participating Employee's stock certificates or the sale of such shares until such Registration Statement is effective.

Expenses incurred in the purchase of shares and all expenses of the Custodian shall be paid by the Company.

14.   Retirement, Termination and Death

In the event of a Participating Employee's death or retirement or termination of employment for any reason, or in the event that a Participating Employee ceases to be such, then no further purchase of shares shall be made by him under the Plan. In such event, the amount remaining in his Payroll Deduction Account shall be refunded to him, and a certificate shall be issued, as provided in Section 13, representing the whole shares then credited to his Investment Account (with the Fair Market Value, as of the date of such event, of any fractional shares paid to him in cash). In the event of a Participating Employee's death, the amount in his Payroll Deduction Account shall be delivered to the beneficiary designated by the Participating Employee in a writing filed with the Company. If no beneficiary has been designated, or if the designated beneficiary does not survive the Participating Employee, such amount shall be delivered to his estate.

15. **Amendment of the Plan**

The Board may at any time, or from time to time, amend the Plan in any respect; provided, however, that the stockholders of the Company must approve any amendment that would materially (i) increase the benefits accruing to Participating Employees under the Plan, (ii) increase (other than pursuant to Section 12) the number of securities that may be issued under the Plan, or (iii) modify the requirements as to eligibility for participation in the Plan.

16. **Termination of the Plan**

The Plan and all rights of employees hereunder shall terminate:

(a) on the Investment Date that Participating Employees become entitled to purchase a number of shares greater than the number of shares remaining available for purchase; or

(b) at any date at the discretion of the Board of Directors.

In the event that the Plan terminates under circumstances described in (a) above, the shares remaining as of the termination date shall be purchased by Participating Employees on a pro rata basis. Upon termination of the Plan, all amounts in an employee's Payroll Deduction Account that are not used to purchase Class A Common Stock will be refunded to him, and certificates shall be issued, as provided in Section 13, representing the whole shares then credited to each Participating Employee's Investment Account (with the Fair Market Value, as of the date on which the Plan was terminated, of any fractional shares paid to him in cash).

17. **Effective Date of Plan**

The Plan shall become effective upon (a) due approval of the Plan by the stockholders of the Company, and (b) the effectiveness of a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, covering the shares of Class A Common Stock subject to the Plan.

18. **Government and Other Regulations**

The Plan, and the grant and exercise of the rights to purchase shares hereunder, and the Company's obligation to sell and deliver shares upon the exercise of rights to purchase shares, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or government agency as may, in the opinion of counsel for the Company, be required.

19. **Indemnification of Committee**

Service on the Committee shall constitute service as a director of the Company so that members of the Committee shall be entitled to indemnification and reimbursement as directors of the Company pursuant to its Certificate of Incorporation and Bylaws.

20. **Interpretation**

As used herein, and as appropriate to the context, the masculine pronoun shall include the feminine and the neuter, and the single shall include the plural.

GENESEE & WYOMING INC.

The undersigned hereby appoints MORTIMER B. FULLER, III and MARK W. HASTINGS, and each of them, proxies for the undersigned, with full power of substitution, to vote all shares of the Class A Common Stock, all shares of the Class B Common Stock (if any), and all shares of 4% Senior Redeemable Convertible Preferred Stock, Series A (if any) of GENESEE & WYOMING INC. (the "Company") owned by the undersigned at the Annual Meeting of Stockholders of the Company to be held at the Hyatt Regency Greenwich, 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, on Thursday, May 29, 2003 at 10:00 a.m., local time, and at any adjournment or adjournments thereof.

This Proxy is solicited on behalf of the Board of Directors of the Company. This Proxy will be voted as specified by the undersigned. This Proxy revokes any prior proxy given by the undersigned. Unless authority to vote for one or more of the nominees is specifically withheld according to the instructions, a signed Proxy will be voted FOR the election of the three nominees for directors and, unless otherwise specified, FOR each of the other two proposals listed herein and described in the accompanying Proxy Statement. The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Annual Meeting and Proxy Statement dated April 21, 2003, describing more fully the proposals set forth herein.

(continued and to be signed and dated on reverse side)

GENESEE & WYOMING INC.

PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY. ■

1. Election of Directors.

Nominees: Robert W. Anestis
Peter O. Scannell
Hon. M. Douglas Young, P.C.

For All	Withhold All	For All Except
☐	☐	☐

____

Instruction: To withhold authority to vote for any individual nominee, write the nominee's name on the line above.

2. Proposal to approve and ratify an amendment and restatement of the Genesee & Wyoming Inc. Employee Stock Purchase Plan.

For	Against	Abstain
☐	☐	☐

3. Proposal to approve and ratify the selection of PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ending December 31, 2003.

For	Against	Abstain
☐	☐	☐

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting.

Dated: _________________________, 2003

Signature of Stockholder

Signature of Stockholder (if held jointly)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation, indicating his/her title.

↑ FOLD AND DETACH HERE ↑

YOUR VOTE IS IMPORTANT!

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.